Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratios)

	Three Months Ended February 29,	Year Ended November 30,
	2016	2015	2014	2013	2012
Pre-tax (loss) income from continuing operations (a)	$(.8)	$(21.1)	$11.7	$26.5	$36.9
Adjustment for (income) loss from equity investees	—	—	—	—	—
Pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(.8)	$(21.1)	$11.7	$26.5	$36.9
Distributed income equity investees	—	—	—		—
Less: Capitalized interest	—	—	—		—
Amortization of interest previously capitalized	—	—	—		—
Adjusted pre-tax (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(.8)	$(21.1)	$11.7	$26.5	$36.9
Fixed Charges:
Interest expense	$5.8	$28.3	$30.6	$29.6	$33.8
Interest capitalized during the period	—	—	1.0	—	—
Amortization of debt issuance costs	.5	2.0	2.3	2.3	2.7
Imputed interest portion of rent expense	.4	1.7	2.3	2.2	1.4
Total Fixed Charges	$6.7	$32.0	$36.2	$34.1	$37.9
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	$5.9	$10.9	$47.9	$60.6	$74.8
Ratio of Earnings to Fixed Charges	.9	.3	1.3	1.8	2.0

a.	For the three months ended February 29, 2016, there was a deficiency in our earnings to cover the fixed charges of $6.7 million.